                            SCHEDULE 14A INFORMATION

               CONSENT STATEMENT PURSUANT TO SECTION 14(A) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)


Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by
    Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to sec. 240.14a-12

                                 EXEGENICS INC.

                (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           BRUCE MEYERS, THE M AND B WEISS FAMILY LIMITED PARTNERSHIP
         OF 1996, MELVYN I. WEISS AND MICHAEL STONE (NAME OF PERSON(S)
            FILING CONSENT STATEMENT, IF OTHER THAN THE REGISTRANT)


Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11.

(1) Title of each class of securities to which Offer and a subsequent merger applies:

------------------------------------------------

(2) Aggregate number of securities to which Offer and a subsequent merger applies:

------------------------------------------------

(3) Per unit price or other underlying value of Offer and a subsequent merger computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

------------------------------------------------

(4) Proposed maximum aggregate value of Offer and a subsequent merger:

------------------------------------------------

(5) Total fee paid:

------------------------------------------------

[ ]  Fee paid previously with preliminary materials.


[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


(1)  Amount Previously Paid:

------------------------------------------------

(2) Form, Schedule or Registration Statement No.:

------------------------------------------------

(3) Filing Party:

------------------------------------------------

(4) Date Filed:

------------------------------------------------

                    PRELIMINARY COPY -- SUBJECT TO COMPLETION

           A DEFINITIVE CONSENT STATEMENT WILL BE FILED FOLLOWING SEC
                                    REVIEW.

           NOTICE OF CONSENT SOLICITATION BY BRUCE MEYERS, THE M AND B
         WEISS FAMILY LIMITED PARTNERSHIP OF 1996, MELVYN I. WEISS AND
                                 MICHAEL STONE


To the Stockholders of eXegenics Inc.:

         Bruce Meyers, The M and B Weiss Family Limited Partnership of 1996, Melvyn I. Weiss and Michael Stone are hereby soliciting all of eXegenics' stockholders to consent to:

     o the removal of all the members of the Company's board of directors; and

     o the election of five new directors to serve as members of the Company's board of directors (the "Nominees").




         We are concerned that the Company has never been profitable and has apparently stopped producing significant revenue. For example, according to the Company's 10-K for the year ended December 31, 2002, for the year ended December 31, 2002, the Company's revenue was $562,000 and it had a net loss attributable to common stockholders of $10,527,000. The 10-K also discloses that in the prior year, the Company had revenue of $1,333,000 and a net loss attributable to common stockholders of $8,965,000. According to the Company's 10-Q for the quarter ended June 30, 2003, the Company's revenues were $13,000 for the three months ended March 31, 2003 and it had no revenue for the three months ended June 30, 2003. In addition to the Company's decline in revenues, its cash has also declined. The Company's 10-K for the year ended December 31, 2002, states that the Company had cash and cash equivalents, restricted cash and/or investments of $16,742,000 and $25,595,000 as of December 31, 2002 and 2001 respectively. The Company's 10-Q reported that as of June 30 2003, it had cash and cash equivalents of $14,037,000.



        The price of the Company's common stock has also declined. As noted in the Company's Proxy Statement which was filed with the Securities and Exchange Commission on April 15, 2003 (the "Proxy Statement"), Ronald L. Goode became the Company's President and Chief Executive Officer and was elected to the Company's Board of Directors on March 21, 2001. On March 21, 2001, the Company's common stock closed at $3.94 per share. On August 19, 2003, the Company's common stock closed at $0.54 per share. Meanwhile, Dr. Goode's annual salary has increased. According to the Proxy Statement, Dr. Goode's employment agreement with the Company provides for a base salary of $375,000 per year. The Proxy Statement also discloses that on December 9, 2002, Dr. Goode's base salary was increased to $405,000 and he was awarded a bonus of $105,000.



         The Company has also been unable to develop marketable products. As noted in the Company's 10-K for the year ended December 31, 2002, from the time of the

Company's founding in 1991 until 2001, its efforts were devoted to discovery research activities related to potential therapies for human disease and to improvement (by generic engineering) of technologies for producing certain products manufactured and marketed by other companies. As further noted in the Company's 10-K, through 2001, the Company had not created a commercially viable drug candidate, nor had its efforts in production technology improvement research led to any commercially viable manufacturing processes.



         According to the Company's 10-Q for the period ended June 30, 2003, the Company's Board of Directors and its senior management concluded that it would be in the best interest of the Company's stockholders if the Company entered into a business combination with a company having products in clinical development and/or pursued a strategy of in-licensing compounds already in human trials and completed that process. However, the Company has been unable to combine with another company. For example, on September 19, 2002, the Company announced that it had entered into a merger agreement with Innovative Drug Delivery Systems, Inc. ("IDDS"). At the time, Dr. Goode stated, in a press release issued by the Company on September 20, 2002, that the "merger of eXegenics and IDDS allows us to fulfill our joint goal of moving rapidly towards the commercialization of pharmaceuticals that address important medical needs." However, on November 25, 2002, a little more than 60 days later, the Company and IDDS entered into a Termination Agreement, pursuant to which the Merger Agreement was terminated. The Company disclosed in its 10-K for the year ended December 31, 2002 that it recognized $2,010,000 in expenses in connection with the terminated merger.




         Because the Company has had relatively little revenue over the last few years and continues to be unprofitable, we feel compelled to seek consents to remove the Company's current directors and elect the Nominees.


         The results of our request for consent will be communicated to you by the issuance of a press release. Additionally, in accordance with applicable law, prompt notice of the results will be provided to stockholders who have not executed consents.


         The Company's Board of Directors have set September 5, 2003 as the record date for this consent solicitation.



         Please consent with respect to all shares for which you were entitled to give consent as of the September 5, 2003 record date, as set forth on your Blue consent card, in favor of the Nominees as described in the accompanying Consent Statement.



New York, New York                  Very truly yours,
____________, 2003


                                    Bruce Meyers,
                                    The M and B Weiss Family
                                    Limited Partnership of 1996, Melvyn I. Weiss and Michael Stone

                                    IMPORTANT

                           PLEASE READ THIS CAREFULLY


1. If you hold your shares in your own name, please sign, date and mail the enclosed BLUE consent card to Bruce Meyers, Meyers Associates L.P., 45 Broadway, 2nd Floor, New York, New York 10006 in the postage-paid envelope provided.



2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent representing your shares and only on receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a BLUE consent card to be signed representing your shares. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to us in care of Bruce Meyers so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.


If you have any questions or require any assistance in executing your consent, please call:

                                  Bruce Meyers
                             Meyers Associates, L.P.
                             45 Broadway, 2nd Floor
                            New York, New York 10006
                                  212-742-4334

                    PRELIMINARY COPY -- SUBJECT TO COMPLETION
                               SEPTEMBER 15, 2003
                  A DEFINITIVE CONSENT STATEMENT WILL BE FILED
                              FOLLOWING SEC REVIEW.

                                CONSENT STATEMENT
                                       OF
                                  BRUCE MEYERS,
              THE M AND B WEISS FAMILY LIMITED PARTNERSHIP OF 1996,
                        MELVYN I. WEISS AND MICHAEL STONE

         Bruce Meyers, The M and B Weiss Family Limited Partnership of 1996, Melvyn I. Weiss and Michael Stone, ("we" or "our") are furnishing this Consent Statement in connection with their solicitation of written consents from the holders of common stock, par value $0.01 per share, and Series A Convertible Preferred Stock, par value $0.01 per share (collectively, the "Shares"), of eXegenics Inc., a Delaware corporation (the "Company"), to take the following actions without a stockholders' meeting in accordance with Delaware law to:

         o  remove all of the members of the board of directors of the Company;
            and

         o elect Robert A. Baron, Robert S. Benou, John J. Huntz, Jr., John A. Paganelli and David L. Spencer, M.D. (the "Nominees") to serve as all the members of the board of directors of the Company.

         WE ARE MAKING THIS SOLICITATION AND NOT THE COMPANY AND ARE ASKING THE STOCKHOLDERS OF THE COMPANY TO EXPRESS THEIR CONSENT TO THE PROPOSALS ON THE ACCOMPANYING BLUE CONSENT CARD.



         The Company must receive properly completed and duly delivered unrevoked written consents to this proposal from the holder of record as of the close of business on September 5, 2003, the record date for this consent solicitation, of a majority of the outstanding shares then outstanding to approve the proposal to remove the Company's directors and elect the Nominees. See "Consent Procedure." Non-votes will be counted as a vote against the Proposals.



         This Consent Statement and the related BLUE consent card are first being sent or given on or about _______ ___, 2003 to all holders of record of Shares September 5, 2003, the record date for this consent solicitation.

                                VOTING SECURITIES

         The common stock, par value $0.01 per share, and the Series A Convertible Preferred Stock, par value $0.01 per share, of the Company constitute the voting securities of the Company. The Series A Convertible Preferred Stock is convertible share-for-share into the common stock of the Company. Only holders, as of September 5, 2003, of the Company's common stock and Series A Convertible Preferred Stock are entitled to execute consents. The Company's 14F-1, which was filed with the Securities and Exchange Commission on July 25, 2003, states that as of July 17, 2003 there were 16,184,486 shares of the Company's common stock issued and outstanding and 910,857 shares of Series A Preferred Stock were issued and outstanding. Cumulative voting is not permitted.

                                APPRAISAL RIGHTS

         The Company's stockholders are not entitled to appraisal rights in connection with the Proposals.

         ADOPTION OF THE PROPOSALS IS REQUIRED TO REPLACE THE COMPANY'S CURRENT BOARD OF DIRECTORS. ACCORDINGLY, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED BLUE CONSENT CARD. IF ELECTED, THE NOMINEES WOULD COMPRISE THE ENTIRE BOARD.

                                 PROPOSAL NO. 1
                              REMOVAL OF DIRECTORS

         We are seeking stockholder consents without a meeting to immediately remove each member of the Company's existing Board.



         WE URGE YOU TO CONSENT TO THE REMOVAL OF ALL OF THE COMPANY'S
DIRECTORS.

                                 PROPOSAL NO. 2
                              ELECTION OF NOMINEES


         This Proposal includes the election to the Company's board of directors of the five Nominees named below, each of whom has consented to being named as a Nominee and to serve as a director, if elected. If elected, the Nominees will serve until the next annual meeting of the Company's stockholders, and until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. During the past ten years, none of the Nominees have been convicted in a criminal proceeding (excluding minor traffic violations or similiar misdemeanors).


         Each director of the Company has an obligation under Delaware law to discharge his duties as a director on an informed basis, in good faith and in a manner the director honestly believes to be in the best interests of the Company.

         There is no assurance that the election of the Nominees will maximize shareholder value or otherwise protect shareholders' interests.

         Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each Nominee.

                  NAME AND BUSINESS ADDRESS                  AGE

                  Robert A. Baron                             63
                  2401 Ingleside Avenue, Ste, 1D
                  Cincinnati, OH 45206

                  Robert Benou                                68
                  Conolog Corporation
                  5 Columbia Road
                  Somerville, NJ 08876

                  John J. Huntz, Jr.                          52
                  Fuqua Ventures, LLC
                  1201 W. Peachtree Street
                  Suite 5000
                  Atlanta, GA 30309

                  John A. Paganelli                           68
                  1250 Pittsford-Victor Road
                  Building 200, Suite 280
                  Pittsford, NY 14534

                  David Lee Spencer, M.D.                     59
                  565 Chatham Road
                  Glenview, IL 60025

         Robert A. Baron has been the President of Cash City, Inc. since 1999. Cash City is a payday advance and check cashing business. From 1997 to 1999 Mr. Baron was the President of East Coast Operations for CSS/TSC, Inc., a distributor of blank t-shirts and fleece and accessories and a subsidiary of Tultex, Inc., a publicly held company. From 1986 to 1997, Mr. Baron was the chairman of T-Shirt City, Inc., a privately held company. From 1993 to 1997, Mr. Baron was a member of the Board of Directors of Suburban Bank Corp. When Mr. Baron was on Suburban's board, its common stock was traded on Nasdaq. Mr. Baron has a B.S. in Business from Ohio State University.

         Robert S. Benou has been a director of Conolog Corporation, a publicly held company that provides engineering technical personnel placement and manufactures a line of digital signal processing systems, since 1968 and served as its President from 1968 until May 2001 when he was elected Conolog's Chairman and Chief Executive Officer. Mr. Benou has also been a member of the Board of Directors of Diversified Security Solutions, Inc., since June, 2001. Diversified Security Solutions, Inc. is a publicly held company that is a single-source/turn-key provider of technology-based security solutions for medium and large companies and government agencies. Mr. Benou is also a member of Diversified Security Solutions' audit committee. Mr. Benou is a graduate of Victoria College and holds a BS degree from Kingston College, England and a BSEE from Newark College of Engineering, in addition to industrial management courses at Newark College of Engineering.

         John J. Huntz., Jr. has been the Managing Director of Fuqua Ventures LLC, a private equity investment firm, since March 1998. As Managing Director, Mr. Huntz develops and manages a portfolio of investments. Mr. Huntz served as Executive Vice President and Chief Operating Officer of Fuqua Enterprises, Inc., a company that manufactured health care products, from August 1995 until March 1998 and as its Senior Vice President from March 1994 until August 1995. From September 1989 until January 1994, Mr. Huntz served as the Managing Partner of Noble Ventures International, Inc., a private international investment company. From 1984 until 1989, Mr. Huntz served as Director of Capital Resources for Arthur Young & Company, and from 1979 until 1984, Mr. Huntz was with Harrison Capital, Inc., a venture capital investment subsidiary of Texaco, Inc. Mr.
Huntz founded and serves as President of the Atlanta Venture Forum, a risk capital network, and is a board member of the National Venture Capital Association. Mr. Huntz serves as a director of several of the portfolio companies of Fuqua Ventures, LLC and is the Chairman of the Board of Manhattan Associates, Inc., whose common stock is traded on Nasdaq. Mr. Huntz is also a member of the Securities and Exchange Commission Executive Committee on Capital Formation. Mr. Huntz received an BBA from Niagara University and a MBA from Sacred Heart University.

         John A. Paganelli was President and Chief Executive Officer of Transamerica Life Insurance Company of New York from 1992 to 1997. Since 1987, Mr. Paganelli has been a partner in RFG Associates, a financial planning organization. Mr. Paganelli is the Manager of Pharos Systems Partners, LLC, a company formed to raise capital to purchase the controlling interest in Pharos Systems International, a software development company. Mr. Paganelli is Chairman of the Board of Pharos Systems International. He was Vice President and Executive Vice President of PEG Capital Management, an investment advisory organization, from 1987 until 2000. From 1980 to the present, Mr. Paganelli has been an officer and director-shareholder of Mike Barnard Chevrolet, Inc., an automobile dealership. Mr. Paganelli has been on the Board of Directors of Mid Atlantic Medical Services, Inc. since 1999. Mid Atlantic is listed on the New York Stock Exchange and through its wholly-owned subsidiaries is in the business of selling various forms of health insurance. Mr. Paganelli is also on the Board of Directors of Mid Atlantic's subsidiary, MAMSI Life and Healthy Insurance Company. Mr. Paganelli holds an A.B. from Virginia Military Institute.

         David Lee Spencer, M.D. has been an orthopedic surgeon since 1977. Dr. Spencer has been a Clinical Associate in orthopedic surgery at the University of Illinois since 1999. Dr. Spencer is also an attending surgeon at the University of Illinois Hospital

Medical Center and Lutheran General Hospital. Dr. Spencer received his B.A. and M.D. degrees from the University of Iowa.

         WE URGE YOU TO CONSENT TO THE ELECTION OF EACH OF THE NOMINEES.


                             PRINCIPAL STOCKHOLDERS

         The following information was derived solely from a review of public filings made with the Securities and Exchange Commission, except for the information for Bruce Meyers. The following table sets forth certain information as of July 17, 2003 with respect to ownership of the outstanding common stock of the Company by (i) all persons known to the Company to own beneficially more than 5% of the outstanding common or preferred stock of the Company, including their addresses, (ii) each director and executive officer of the Company and
(iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, each person in the table has sole voting power and investment power of the shares listed as owned by such person.



                                              Common Stock              Series A. Preferred Stock
                                      ------------------------------    --------------------------     Percent of all
Name and Address of Beneficial                          Percent of                    Percent of         Outstanding
Owner (1)                                Number          Class (2)       Number        Class (3)       Securities (4)
----------------------------------    --------------  --------------    --------    --------------    ----------------
Bruce Meyers (5)                         1,259,710         7.65%         35,433          3.89%              7.26%
Joseph M. Davie, Ph.D. (6)                  50,000         *                 --            --                 *
Robert J. Easton (7)                       125,000         *                 --            --                 *
Ronald L. Goode, Ph.D. (8)                 745,030         4.43%             --            --               4.36%
Walter M. Lovenberg, Ph.D. (9)             209,500         1.28%             --            --               1.23%
David E. Riggs (10)                         82,200         *                 --            --                 *
Arthur P. Bollon, Ph.D. (11)               757,900         4.52%             --            --               4.43%
Joan H. Gillett (12)                        61,000         *                 --            --                 *
Robert J. Rousseau, Ph.D. (13)               1,000         *                 --            --                 *
Directors and executive officers
as a group (8 persons) (14)              2,031,600        11.34%                                           11.88%

*   Less than 1%.

(1) Except as otherwise indicated, the address of each beneficial owner is c/o eXegenics Inc., 2110 Research Row, Dallas, Texas 75235.

(2) Calculated on the basis of 16,184,486 shares of common stock outstanding as of July 17, 2003, except that shares of common stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the percentage of beneficial ownership of securities of the holder of such options or warrants. This calculation excludes shares of common stock issuable upon the conversion of Preferred Stock.

(3) Calculated on the basis of 910,857 shares of Preferred Stock outstanding.

(4) Calculated on the basis of an aggregate of 16,184,486 shares of common stock and 910,857 shares of the Preferred Stock outstanding as of July 17, 2003, except that shares of common stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the percentage of beneficial ownership of securities of the holder of such options or warrants.


(5) Mr. Meyers' address is c/o Meyers Associates, L.P., 45 Broadway, New York, New York 10006. The amount shown for Mr. Meyers includes: 859,645 shares owned by Mr. Meyers; 4,740 shares owned by the Bruce Meyers Keogh; 33,800 shares of the Company's common stock owned by the Joseph Rita and Bruce Meyers Foundation for Life Inc. (Mr. Meyers is the Chairman of the Board of the Joseph Rita and Bruce Meyers Foundation for Life), 35,433 shares of the Company's common stock issuable upon the conversion of 35,433 shares of preferred stock owned by Bruce Meyers; and the following securities owned by Meyers Associates L.P. of which Mr. Meyers, is an executive officer, the sole shareholder and director of the general partner of Meyers Associates, L.P.; 76,092 shares of common stock, and 250,000 shares of common stock issuable upon the exercise of currently exercisable five-year warrants issued in 2002 to Meyers Associates L.P. A portion of the shares beneficially owned by Mr. Meyers were obtained for services provided by Meyers Associates, L.P. a registered broker dealer. The services provided by Meyers Associates, L.P. included acting as financial advisor, placement agent and/or underwriter to the Company. The percent of the class of common stock of the Company owned by Mr. Meyers is Based on the Company's having 16,469,919 shares of common stock outstanding, which assumes the conversion of 35,433 shares of the Company's preferred stock, owned by Bruce Meyers, into 35,433 shares of the Company's common stock and the conversion of currently exercisable warrants issued to Meyers Associates LP into 250,000 shares of the Company's common stock. As of September 5, 2003, Mr. Meyers beneficially owned 1,329,983 shares of the Company's common stock.


(6) Ownership consists of options to purchase 50,000 shares of common stock currently exercisable.

(7) Ownership consists of options to purchase 125,000 shares of common stock currently exercisable.

(8) Ownership consists of 111,700 shares of common stock and options to purchase 633,330 shares of common stock that are currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 66,670 shares of common stock not exercisable within 60 days of July 17, 2003.

(9) Ownership consists of 4,500 shares of common stock and options to purchase 205,000 shares of common stock currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 31,500 shares of common stock not exercisable within 60 days of July 17, 2003.

(10) Ownership consists of 7,200 shares of common stock and options to purchase 75,000 shares of common stock currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 150,000 shares of common stock not exercisable within 60 days of July 17, 2003.

(11) Ownership consists of 167,900 shares of common stock and options to purchase 590,000 shares of common stock currently exercisable or exercisable within 60 days of July 17, 2003.

(12) Ownership consists of 1,000 shares of common stock and options to purchase shares of 60,000 shares of common stock currently exercisable or exercisable within 60 days of July 17, 2003.

(13) Ownership consists of 1,000 shares of common stock and all options to purchase shares of common stock have expired.

(14) Ownership consists of 293,300 shares of common stock and options to purchase an aggregate of 1,738,330 shares of common stock, which are currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 248,170 shares of common stock not exercisable within 60 days of July 17, 2003.

                  SHARES HELD BY PARTICIPANTS AND THE NOMINEES

         The following table sets forth, as of July 17, 2003 certain information regarding beneficial ownership of the Company's common and preferred stock by the persons who are soliciting your consent and the Nominees, Robert A. Baron, Robert Benou, John J. Huntz, Jr., John A. Paganelli and David Lee Spencer, M.D. Unless otherwise noted, the nature of the beneficial ownership is common stock. Unless otherwise noted, the beneficial ownership has not changed since July 17, 2003.



Name, Address and Title of              Amount and Nature of        Percent of Class of        Percent of Class A
Beneficial Owner                        Beneficial Ownership         Common Stock (a)          Preferred Stock (b)
Bruce Meyers (c)                             1,259,710                    7.65% (d)                   3.9%

M and B Weiss Family Limited                     4,400                       *                        0.0%
Partnership of 1996 (e)

Melvyn I. Weiss                                602,850 (f)                 3.7%                       0.0%

Michael Stone (g)                              229,257                    1.42%                       0.0%

Robert A. Baron                                 44,800                       *                        0.0%

Robert Benou                                         0                     0.0%                       0.0%

John Huntz, Jr.                                      0                     0.0%                       0.0%

John A. Paganelli                                    0                     0.0%                       0.0%

David Lee Spencer                              774,100                     4.8%                       0.0%

*   Less than 1%.

(a) Calculated on the basis of 16,184,486 shares of common stock outstanding as of July 17, 2003, except that shares of common stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the percentage of beneficial ownership of securities of the holder of such options or warrants.

(b) Calculated on the basis of 910,857 shares of Preferred Stock outstanding.

(c) For the details of Mr. Meyers holdings, please see the footnotes to the Principal Stockholders table.

(d) Based on 16,469,919 shares of the Company's common stock being issued and outstanding, which assumes the conversion of 35,433 shares of the Company's preferred stock, owned by Bruce Meyers, into 35,433 shares of the Company's common stock and the conversion of currently exercisable warrants issued to Meyers Associates L.P. into 250,000 shares of the Company's common stock.

(e) Melvyn and Barbara Weiss are the general partners of The M and B Weiss Family Limited Partnership of 1996.

(f) This includes 4,400 shares of the Company's common stock owned by The M and B Weiss Family Limited Partnership of 1996 and 20,000 shares of the Company's common stock owned by the M and B Weiss Family Foundation, Inc. (the "Foundation"). Mr. Weiss' wife and children are also officers of the Foundation and members of its board.


(g) As of September 5, 2003, Mr. Stone beneficially owned 269,257 shares of the Company's common stock.

                          INFORMATION ON BRUCE MEYERS,
              THE M AND B WEISS FAMILY LIMITED PARTNERSHIP OF 1996,
                      MELVYN I. WEISS AND MICHAEL STONE(1)

         Bruce Meyers is the sole stockholder, officer and director of the corporate general partner of Meyers Associates, L.P. Meyers Associates is a member of the National Association of Securities Dealers (NASD), the Securities Investor Protection Corporation (SIPC) and is a full-service investment banking and securities brokerage firm. Bruce Meyers' principal occupation is that of a stockbroker and president of



------------------------
(1) Except as disclosed in this Consent Statement, neither Bruce Meyers, The M and B Weiss Family Limited Partnership of 1996, Melvyn I. Weiss, nor Michael Stone is, or was within the past year, party to any contract, arrangement or understandings with any person with respect to any securities of the Company, including but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loans or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

         Please see Annex I for the purchases and sales of the Company's stock by Bruce Meyers, The M and B Weiss Family Limited Partnership of 1996, Melvyn I. Weiss and Michael Stone.

Meyers Associates. Mr. Meyers' business address is Meyers Associates, L.P., 45 Broadway, New York, New York 10006.

         The M and B Weiss Family Limited Partnership of 1996 is a Delaware limited partnership. The General Partner of the Limited Partnership are Melvyn
I. Weiss and Barbara Weiss. The address for The M and B Weiss Family Limited Partnership of 1996 is c/o Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, New York, New York 10119.


         Melvyn I. Weiss is an attorney and senior partner of Milberg Weiss Bershad Hynes & Lerach LLP ("Milberg Weiss"). Milberg Weiss represents The M and B Weiss Family Limited Partnership of 1996 in connection with its lawsuit against the Company (as a nominal defendant) and Ronald L. Goode, Joseph M. Davie and Walter Lovenberg. Milberg Weiss also represents Bruce Meyers, The M and B Weiss Family Limited Partnership of 1996, Melvyn I. Weiss and Michael Stone in connection with this consent solicitation. Mr. Weiss' business address is Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, New York, New York 10119.



         Michael Stone's business address is North American Home Health Supply, Inc., 16129 Cohasset, Van Nuys, CA 91406. Mr. Stone's principal occupation is president of the North American Home Health Supply, Inc., which is a home delivery pharmacy.



         During the past ten years, we have not been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

                          CERTAIN TRANSACTIONS BETWEEN
                        THE COMPANY AND THE PARTICIPANTS

         Except as this Consent Statement discloses, neither Bruce Meyers, the M and B Weiss Family Limited Partnership of 1996, Melvyn I. Weiss, Michael Stone, nor the Nominees, have any arrangement or understanding with any person (1) with respect to any future employment by the Company or its affiliates or (2) with respect to future transactions to which the Company or any of its affiliates will or may be a party, nor do we or the Nominees have any material interest, direct or indirect, in any transaction that has occurred since January 1, 2002 or any currently proposed transaction, or series of similar transactions, which the Company or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000.

         Bruce Meyers is an executive officer, the sole stockholder and director of the general partner of Meyers Associates, L.P. On August 13, 2002, Meyers Associates, L.P. and the Company entered into an agreement for financial advisory services. Pursuant to the terms of this agreement, the Company paid Meyers Associates $128,000. In addition, the Company issued Meyers Associates warrants to purchase 125,000 shares of the Company's common stock at the purchase price of $1.00 per share, with an expiration date of August 13, 2007, and additional warrants to purchase 125,000 shares of the Company's common stock at a purchase price of $0.55 per share, with an expiration date of August 13, 2007. Meyers Associates also received reimbursement for reasonable out-of-pocket expenses.


         On May 15, 2003, The M and B Weiss Family Limited Partnership of 1996 ("Plaintiff") filed a lawsuit in the Delaware Court of Chancery, as a class action on behalf of all other similarly situated stockholders of the Company against the Company (as a nominal defendant), Ronald L. Goode, the Company's Chief Executive Officer, President and Chairman of the Board, and directors Joseph M. Davie, and Walter M. Lovenberg and as a derivative action on behalf of the Company against the Dr. Goode and Messrs. Davie and Lovenberg. On
June 9, 2003, the defendants filed a joint motion with the Delaware Court of Chancery to dismiss the complaint for failure to state a claim and for failure to make the statutorily required demand on the Company to assert the subject claims. On September 10, 2003, Plaintiff filed an amended complaint.
The amended complaint alleges, among other things, that the defendants have breached their fiduciary duties to the Company's stockholders. The amended complaint seeks, among other things, a declaration that the amended complaint is a Proper Class action and certifying Plaintiff as class representative and the award of unspecified money damages and costs and disbursements of the actions including a reasonable allowance for Plaintiff's attorneys' and experts' fees.



         In a letter to the Company, dated July 23, 2003, Michael Stone, pursuant to Section 220 of the Delaware General Corporation Law, requested that the Company make available to his designated representative for inspection and copying various documents and the Company's shareholder list and ledger. The Company has since provided Mr. Stone a copy of its shareholder list.



         In a letter to the Company dated August 25, 2003, Michael Stone requested that the Company's Board of Directors set a record date so that the Company could determine the Stockholders entitled to consent to the Proposals. The Company's Board has fixed September 5, 2003 as the record date.

         Preliminary conversations have occurred between Melvyn I. Weiss and John A. Paganelli regarding the possibility of Mr. Paganelli becoming the Company's chief executive officer if the Nominees are elected. While Mr. Paganelli expressed a willingness to so serve if he were elected, no terms or conditions were discussed. No binding agreement has been entered into between or among the Proponents and the Nominees with respect to this matter.

                            SOLICITATION OF CONSENTS

         Bruce Meyers, Melvyn I. Weiss and/or Michael Stone may make solicitations of consents but will not receive additional compensation for their solicitation efforts. Consents will be solicited by mail, telephone, facsimile, or email.

         Banks, brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of Shares. We will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners.

         We will bear the costs of this consent solicitation and will seek reimbursement of these costs from the Company. The question of such reimbursement will not be submitted to a vote of the Company's stockholders. Costs related to the solicitation of consents include expenditures for attorneys, accountants, printing, postage and related expenses and fees. These costs are expected to aggregate approximately $100,000. As of September 10, 2003, we have incurred approximately $56,500 in expense in connection with this consent solicitation.

                                CONSENT PROCEDURE

         Section 228 of the DGCL states that, unless the certificate of incorporation of a Delaware corporation otherwise provides, any action required to be taken at any annual or special meeting of stockholders of that corporation, or any action that may be taken at any annual or special meeting of those stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. The Company's charter does not prohibit, and therefore permits, the Company's stockholders to act by written consent.



         We plan to solicit consents as soon as practicable after we file a definitive Consent Statement with the Securities and Exchange Commission.

         Michael Stone as a stockholder of record of 3,057 shares of the Company's common stock, has requested that the board fix a record date for this consent solicitation. The Company's Board has set September 5, 2003 as the record date for this consent solicitation.

         Each Proposal will become effective only if executed consents to that Proposal are returned by holders of record on the record date for this consent solicitation of a majority of the total number of Shares then outstanding. The failure to execute and return a consent will have the same effect as voting against the Proposals.


         If your Shares are registered in your own name, please sign, date and mail the enclosed BLUE consent card to Bruce Meyers in the post-paid envelope provided. If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE consent card with respect to your Shares and only on receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a BLUE consent card to be signed representing your Shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Bruce Meyers so we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

         If you have any questions or require any assistance in executing your consent, please call: Bruce Meyers at (212) 742-4334.

         If either of the Proposals become effective as a result of this consent solicitation, prompt notice will be given under section 228(e) of the DGCL to stockholders who have not executed consents.


         We will pay all costs of our solicitation of consents but will seek reimbursement of these costs from the Company. The question of such reimbursement will not be submitted to a vote of the Company's shareholders. The consents are being solicited in accordance with the applicable provisions of the Delaware General Corporation Law. Holders of record of the Shares as of the close of business on September 5, 2003, the record date for this consent solicitation, are entitled to consent to our Proposals. To be effective, the requisite number of consents must be delivered to the Company within 60 days of the earliest dated consent delivered to the Company.



         An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered either to the Company or to Bruce Meyers, Meyers Associates, L.P., 45 Broadway, 2nd Floor, New York, New York, 10006. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Bruce Meyers at his address set forth above, so that we will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record on the record date for this consent solicitation of a majority of the outstanding Shares. We may solicit stockholders who revoke their consents or vote against either of the Proposals.

                              SPECIAL INSTRUCTIONS

         If you were a record holder of Shares as of the close of business on the record date for this consent solicitation, you may elect to consent to withhold consent to with respect to each Proposal by marking the "CONSENTS" or "DOES NOT CONSENT" box, as applicable, underneath each Proposal on the accompanying BLUE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope. In addition, you may withhold consent to the election of any individual Nominee by writing that person's name on the consent card.



         IF A STOCKHOLDER EXECUTES AND DELIVERS A BLUE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED "CONSENTS" OR "DOES NOT CONSENT" FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO

HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE THE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.



         YOUR CONSENT IS IMPORTANT. PLEASE MARK, SIGN AND DATE THE ENCLOSED BLUE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. FAILURE TO RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.



         If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those Shares and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the BLUE consent card to be signed representing your Shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Bruce Meyers, Meyers Associates, L.P., 45 Broadway, 2nd Floor, New York, New York 10006, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

                              STOCKHOLDER PROPOSALS

         Pursuant to the Definitive Proxy Statement, dated April 15, 2003, filed by the Company, to be considered for inclusion in the proxy statement relating to the Company's Annual Meeting of Stockholders to be held in 2004, stockholder proposals must have been received not later than February 18, 2004 nor earlier than January 29, 2004. Proposals received after February 18, 2004 will not be voted on at the 2004 Annual Meeting. If a proposal is received before that date, the proxies that management solicits for the meeting may still exercise discretionary voting authority on the proposal under circumstances consistent with the proxy rules of the SEC. All stockholder proposals should be marked for the attention of Secretary, eXegenics Inc., 2110 Research Row, Dallas, Texas 75235.

         If you have any questions or require any assistance in executing your consent, please call:

                                  Bruce Meyers
                             Meyers Associates, L.P.
                                 (212) 742-4334


Dated: ______________, 2003

                                     ANNEX I

         In the last two years Bruce Meyers, Meyers Associates, L.P., The M and B Weiss Family Limited Partnership of 1996, Melvyn I. Weiss, The M and B Weiss Family Foundation, Inc. and Michael Stone have purchased or sold the following securities of the Company.*


                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Bruce Meyers                 4/2/2001           Common Stock          Sale               5,000
         Bruce Meyers                 4/3/2001           Common Stock          Sale               5,000
         Bruce Meyers                 4/4/2001           Common Stock          Sale               2,000
         Bruce Meyers                 4/4/2001           Common Stock          Sale               2,000
         Bruce Meyers                 4/5/2001           Common Stock          Sale               1,000
         Bruce Meyers                 4/5/2001           Common Stock          Sale               2,500
         Bruce Meyers                 4/5/2001           Common Stock          Sale               3,500
         Bruce Meyers                 4/9/2001           Common Stock          Sale               1,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               1,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               1,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               1,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               1,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               1,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               2,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               2,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               2,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               2,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               2,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               2,500
         Bruce Meyers                 4/9/2001           Common Stock          Sale               2,500
         Bruce Meyers                 4/9/2001           Common Stock          Sale               3,000
         Bruce Meyers                 4/9/2001           Common Stock          Sale               5,500
         Bruce Meyers                 4/9/2001           Common Stock          Sale                 500
         Bruce Meyers                 4/9/2001           Common Stock          Sale                 500
         Bruce Meyers                 4/17/2001          Common Stock          Sale              80,000
         Bruce Meyers                 4/18/2001          Common Stock          Sale              60,000
         Bruce Meyers                 4/19/2001          Common Stock          Sale             100,000
         Bruce Meyers                 4/23/2001          Common Stock          Sale              40,000
         Bruce Meyers                 4/23/2001          Common Stock          Sale              31,000
         Bruce Meyers                 11/8/2001          Common Stock        Purchase             1,000
         Bruce Meyers                11/14/2001          Common Stock          Sale               1,000


------------------------
* Bruce Meyers is an executive officer, the sole shareholder and director of the general partner of Meyers Associates L.P. Melvyn I. Weiss is one of the general partners of the M and B Weiss Family Limited Partnership of 1996 and is the President, Treasurer and Chairman of the board of directors of the M and B Weiss Family Foundation, Inc.


                                   Annex I - 1

                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Bruce Meyers                 2/4/2002           Common Stock        Purchase             7,500
         Bruce Meyers                 2/8/2002           Common Stock          Sale               7,500
         Bruce Meyers                 2/8/2002           Common Stock        Purchase               500
         Bruce Meyers                 2/20/2002          Common Stock        Purchase             2,000
         Bruce Meyers                 2/22/2002          Common Stock        Purchase             1,000
         Bruce Meyers                 2/22/2002          Common Stock        Purchase               500
         Bruce Meyers                 2/25/2002          Common Stock        Purchase             1,700
         Bruce Meyers                 2/26/2002          Common Stock        Purchase             1,000
         Bruce Meyers                 2/26/2002          Common Stock          Sale               3,700
         Bruce Meyers                 3/1/2001           Common Stock        Purchase               500
         Bruce Meyers                 3/4/2001           Common Stock        Purchase             1,000
         Bruce Meyers                 3/5/2001           Common Stock        Purchase             1,500
         Bruce Meyers                 3/6/2001           Common Stock        Purchase             1,500
         Bruce Meyers                 3/6/2001           Common Stock        Purchase             1,000
         Bruce Meyers                 3/12/2002          Common Stock          Sale               1,000
         Bruce Meyers                 3/12/2002          Common Stock        Purchase             5,500
         Bruce Meyers                 3/13/2002          Common Stock        Purchase             1,700
         Bruce Meyers                 3/14/2002          Common Stock        Purchase             2,000
         Bruce Meyers                 3/15/2002          Common Stock        Purchase             2,000
         Bruce Meyers                 3/18/2002          Common Stock        Purchase             1,900
         Bruce Meyers                 3/20/2002          Common Stock          Sale               8,300
         Bruce Meyers                 3/20/2002          Common Stock        Purchase             2,000
         Bruce Meyers                 3/22/2002          Common Stock        Purchase             2,000
         Bruce Meyers                 3/25/2002          Common Stock        Purchase             2,000
         Bruce Meyers                 3/26/2002          Common Stock        Purchase             3,400
         Bruce Meyers                 4/1/2002           Common Stock        Purchase               500
         Bruce Meyers                 4/3/2002           Common Stock        Purchase             2,500
         Bruce Meyers                 4/5/2002           Common Stock        Purchase             4,100
         Bruce Meyers                 4/8/2002           Common Stock        Purchase             4,500
         Bruce Meyers                 4/9/2002           Common Stock        Purchase               800
         Bruce Meyers                 4/11/2002          Common Stock        Purchase             8,600
         Bruce Meyers                 4/12/2002          Common Stock        Purchase             2,700
         Bruce Meyers                  4/16/02           Common Stock        Purchase               500
         Bruce Meyers                 4/30/2002          Common Stock          Sale              20,000
         Bruce Meyers                 4/30/2002          Common Stock        Purchase               500
         Bruce Meyers                 5/2/2002           Common Stock          Sale              25,000
         Bruce Meyers                 5/2/2002           Common Stock          Sale               4,900
         Bruce Meyers                 5/6/2002           Common Stock          Sale               2,000
         Bruce Meyers                 5/6/2002           Common Stock          Sale              10,000
         Bruce Meyers                 5/7/2002           Common Stock          Sale               5,000
         Bruce Meyers                 5/8/2002           Common Stock        Purchase               600
         Bruce Meyers                 7/5/2002           Common Stock        Purchase               500


                                  Annex I - 2

                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Bruce Meyers                 7/8/2002           Common Stock        Purchase             1,000
         Bruce Meyers                 7/9/2002           Common Stock        Purchase             2,000
         Bruce Meyers                 7/12/2002          Common Stock        Purchase               600
         Bruce Meyers                 7/15/2002          Common Stock        Purchase             3,200
         Bruce Meyers                 7/18/2002          Common Stock        Purchase               200
         Bruce Meyers                 7/19/2002          Common Stock        Purchase             1,000
         Bruce Meyers                 7/23/2002          Common Stock        Purchase             1,000
         Bruce Meyers                 7/24/2002          Common Stock        Purchase               700
         Bruce Meyers                 7/24/2002          Common Stock        Purchase               200
         Bruce Meyers                 2/28/2003          Common Stock          Sale              27,000
         Bruce Meyers                 2/28/2003          Common Stock          Sale              19,025
         Bruce Meyers                 3/3/2003           Common Stock          Sale              50,000
         Bruce Meyers                 4/3/2003           Common Stock          Sale              25,000
         Bruce Meyers                                     Preferred                              35,433
         Meyers Associates            4/3/2001           Common Stock        Purchase             2,000
         Meyers Associates            4/5/2001           Common Stock        Purchase             5,000
         Meyers Associates            4/6/2001           Common Stock        Purchase             5,000
         Meyers Associates            4/6/2001           Common Stock          Sale               5,000
         Meyers Associates            4/27/2001          Common Stock          Sale              19,400
         Meyers Associates            4/27/2001          Common Stock          Sale              31,100
         Meyers Associates            4/30/2001          Common Stock          Sale               3,000
         Meyers Associates            4/30/2001          Common Stock          Sale               6,500
         Meyers Associates            5/1/2001           Common Stock          Sale               1,000
         Meyers Associates            5/24/2001          Common Stock          Sale              29,600
         Meyers Associates            9/24/2001          Common Stock          Sale               6,315
         Meyers Associates            8/28/2002          Common Stock        Purchase               100
         Meyers Associates            8/28/2002          Common Stock        Purchase             4,900
         Meyers Associates            8/30/2002          Common Stock        Purchase            15,000
         Meyers Associates            9/3/2002           Common Stock        Purchase            50,000
         Meyers Associates            9/4/2002           Common Stock        Purchase               500
         Meyers Associates            9/4/2002           Common Stock        Purchase               500
         Meyers Associates            9/4/2002           Common Stock        Purchase               100
         Meyers Associates            9/4/2002           Common Stock        Purchase               100
         Meyers Associates            9/4/2002           Common Stock        Purchase               100
         Meyers Associates            9/4/2002           Common Stock        Purchase             2,400
         Meyers Associates            9/4/2002           Common Stock        Purchase               500
         Meyers Associates            9/4/2002           Common Stock        Purchase             5,000
         Meyers Associates            9/4/2002           Common Stock        Purchase               100
         Meyers Associates            9/4/2002           Common Stock        Purchase             5,000
         Meyers Associates            9/4/2002           Common Stock        Purchase               100
         Meyers Associates            9/4/2002           Common Stock        Purchase            21,100
         Meyers Associates            9/4/2002           Common Stock        Purchase             6,500


                                  Annex I - 3

                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Meyers Associates             9/4/2002          Common Stock        Purchase             4,200
         Meyers Associates             9/4/2002          Common Stock          Sale              70,000
         Meyers Associates            9/10/2002          Common Stock        Purchase               200
         Meyers Associates            9/10/2002          Common Stock        Purchase             4,800
         Meyers Associates            9/12/2002          Common Stock        Purchase               200
         Meyers Associates            9/20/2002          Common Stock        Purchase             1,000
         Meyers Associates            9/24/2002          Common Stock          Sale              45,000
         Meyers Associates            9/24/2002          Common Stock        Purchase            35,000
         Meyers Associates            9/24/2002          Common Stock        Purchase             9,000
         Meyers Associates            9/24/2002          Common Stock        Purchase             1,000
         Meyers Associates            9/27/2002          Common Stock        Purchase            27,200
         Meyers Associates            9/27/2002          Common Stock          Sale               2,500
         Meyers Associates            9/27/2002          Common Stock          Sale               5,100
         Meyers Associates            9/27/2002          Common Stock          Sale               3,200
         Meyers Associates            9/27/2002          Common Stock          Sale               6,600
         Meyers Associates            9/27/2002          Common Stock          Sale               6,650
         Meyers Associates            9/27/2002          Common Stock          Sale               3,150
         Meyers Associates            9/27/2002          Common Stock        Purchase             1,000
         Meyers Associates            9/30/2002          Common Stock        Purchase             1,000
         Meyers Associates            9/30/2002          Common Stock        Purchase            10,000
         Meyers Associates            10/1/2002          Common Stock        Purchase             1,000
         Meyers Associates            10/4/2002          Common Stock          Sale               2,000
         Meyers Associates            10/9/2002          Common Stock          Sale              23,000
         Meyers Associates           10/10/2002          Common Stock        Purchase             1,000
         Meyers Associates           10/10/2002          Common Stock        Purchase             1,000
         Meyers Associates           10/10/2002          Common Stock        Purchase             3,000
         Meyers Associates           10/11/2002          Common Stock        Purchase             1,000
         Meyers Associates           10/15/2002          Common Stock        Purchase             5,000
         Meyers Associates           10/22/2002          Common Stock        Purchase             1,000
         Meyers Associates           10/23/2002          Common Stock          Sale               5,000
         Meyers Associates            11/1/2002          Common Stock        Purchase             1,000
         Meyers Associates            11/6/2002          Common Stock        Purchase             1,000
         Meyers Associates            11/7/2002          Common Stock        Purchase               500
         Meyers Associates            11/8/2002          Common Stock        Purchase               600
         Meyers Associates           11/13/2002          Common Stock        Purchase             1,000
         Meyers Associates           11/13/2002          Common Stock        Purchase             1,000
         Meyers Associates           11/13/2002          Common Stock        Purchase               500
         Meyers Associates           11/13/2002          Common Stock        Purchase               400
         Meyers Associates           11/13/2002          Common Stock        Purchase             1,000
         Meyers Associates           11/13/2002          Common Stock        Purchase             1,000
         Meyers Associates           11/15/2002          Common Stock        Purchase               500
         Meyers Associates           11/15/2002          Common Stock        Purchase             2,000

                                  Annex I - 4

                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Meyers Associates           11/15/2002          Common Stock        Purchase             2,000
         Meyers Associates           11/15/2002          Common Stock          Sale                 500
         Meyers Associates           11/20/2002          Common Stock        Purchase             1,000
         Meyers Associates           11/22/2002          Common Stock          Sale              16,000
         Meyers Associates           11/22/2002          Common Stock          Sale               5,000
         Meyers Associates           11/22/2002          Common Stock          Sale              11,000
         Meyers Associates           11/22/2002          Common Stock        Purchase            16,000
         Meyers Associates           12/13/2002          Common Stock          Sale                 200
         Meyers Associates           12/13/2002          Common Stock        Purchase               200
         Meyers Associates           12/13/2002          Common Stock        Purchase               200
         Meyers Associates           12/16/2002          Common Stock        Purchase             8,000
         Meyers Associates           12/16/2002          Common Stock        Purchase             2,400
         Meyers Associates           12/17/2002          Common Stock        Purchase             1,000
         Meyers Associates           12/17/2002          Common Stock        Purchase               825
         Meyers Associates           12/17/2002          Common Stock        Purchase             2,000
         Meyers Associates           12/20/2002          Common Stock        Purchase             7,000
         Meyers Associates           12/26/2002          Common Stock        Purchase            34,575
         Meyers Associates           12/30/2002          Common Stock          Sale              17,500
         Meyers Associates           12/30/2002          Common Stock        Purchase             2,000
         Meyers Associates           12/31/2002          Common Stock        Purchase             4,000
         Meyers Associates           12/31/2002          Common Stock        Purchase             2,000
         Meyers Associates             1/3/2003          Common Stock        Purchase             2,000
         Meyers Associates             1/6/2003          Common Stock          Sale              52,500
         Meyers Associates             1/6/2003          Common Stock        Purchase             4,400
         Meyers Associates             1/9/2003          Common Stock          Sale               2,000
         Meyers Associates             1/9/2003          Common Stock        Purchase             2,000
         Meyers Associates             1/9/2003          Common Stock        Purchase             2,000
         Meyers Associates            1/10/2003          Common Stock        Purchase               600
         Meyers Associates            1/13/2003          Common Stock        Purchase               100
         Meyers Associates            1/23/2003          Common Stock        Purchase               400
         Meyers Associates            1/27/2003          Common Stock        Purchase             1,600
         Meyers Associates            1/28/2003          Common Stock        Purchase               300
         Meyers Associates             2/4/2003          Common Stock          Sale               6,000
         Meyers Associates             2/4/2003          Common Stock          Sale               4,000
         Meyers Associates             2/4/2003          Common Stock        Purchase               600
         Meyers Associates            2/28/2003          Common Stock        Purchase            19,025
         Meyers Associates             3/3/2003          Common Stock        Purchase            50,000
         Meyers Associates             3/3/2003          Common Stock          Sale                 700
         Meyers Associates             3/3/2003          Common Stock          Sale               1,700
         Meyers Associates             3/3/2003          Common Stock          Sale               2,300
         Meyers Associates             3/3/2003          Common Stock          Sale               1,000
         Meyers Associates             3/3/2003          Common Stock          Sale               2,000

                                  Annex I - 5

                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Meyers Associates            3/3/2003           Common Stock          Sale                 300
         Meyers Associates            3/3/2003           Common Stock          Sale               3,700
         Meyers Associates            3/4/2003           Common Stock          Sale               1,000
         Meyers Associates            3/4/2003           Common Stock          Sale               1,000
         Meyers Associates            3/4/2003           Common Stock          Sale                 325
         Meyers Associates            3/20/2003          Common Stock        Purchase             5,000
         Meyers Associates            3/21/2003          Common Stock        Purchase             2,000
         Meyers Associates            3/24/2003          Common Stock        Purchase             1,000
         Meyers Associates            4/3/2003           Common Stock        Purchase            25,000
         Meyers Associates            6/5/2003           Common Stock        Purchase             4,500
         Meyers Associates            6/10/2003          Common Stock          Sale              25,000
         Meyers Associates            6/11/2003          Common Stock        Purchase            10,000
         Meyers Associates            6/12/2003          Common Stock        Purchase             5,000
         Meyers Associates            6/12/2003          Common Stock        Purchase             5,000
         Meyers Associates            6/12/2003          Common Stock          Sale               1,500
         Meyers Associates            6/17/2003          Common Stock        Purchase             1,891
         Meyers Associates            6/18/2003          Common Stock        Purchase             3,301
         Meyers Associates            6/20/2003          Common Stock        Purchase            10,000
         Meyers Associates            6/26/2003          Common Stock        Purchase            10,000
         Meyers Associates            7/2/2003           Common Stock        Purchase             2,500
         Meyers Associates            7/16/2003          Common Stock          Sale              25,000
         Meyers Associates            7/17/2003          Common Stock          Sale               5,000
         Meyers Associates            7/22/2003          Common Stock        Purchase            10,000
         Meyers Associates            7/24/2003          Common Stock        Purchase             8,464
         Meyers Associates            7/25/2003          Common Stock        Purchase             6,600
         Meyers Associates            8/4/2003           Common Stock        Purchase            11,850
         Meyers Associates            8/5/2003           Common Stock        Purchase            10,100
         Meyers Associates            8/6/2003           Common Stock        Purchase             3,325
         Meyers Associates            8/6/2003           Common Stock        Purchase             9,934
         Meyers Associates            8/7/2003           Common Stock        Purchase             7,600
         Meyers Associates            8/7/2003           Common Stock        Purchase             2,400
         Meyers Associates            8/28/2003          Common Stock          Sale              10,000
         The M and B Weiss
         Family Limited
         Partnership of 1996          01/03/02           Common Stock        Purchase             4,400
         Melvyn I. Weiss             11/20/2001          Common Stock        Purchase               500
         Melvyn I. Weiss             11/20/2001          Common Stock        Purchase               500
         Melvyn I. Weiss             11/20/2001          Common Stock        Purchase             1,000
         Melvyn I. Weiss             11/20/2001          Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/7/2002           Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/7/2002           Common Stock        Purchase               100


                                   Annex I - 6

                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Melvyn I. Weiss              2/7/2002           Common Stock        Purchase             1,200
         Melvyn I. Weiss              2/7/2002           Common Stock        Purchase             1,800
         Melvyn I. Weiss              2/7/2002           Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/7/2002           Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/7/2002           Common Stock        Purchase             3,900
         Melvyn I. Weiss              2/11/2002          Common Stock        Purchase             1,100
         Melvyn I. Weiss              2/11/2002          Common Stock        Purchase             2,000
         Melvyn I. Weiss              2/11/2002          Common Stock        Purchase             1,900
         Melvyn I. Weiss              2/12/2002          Common Stock        Purchase             2,000
         Melvyn I. Weiss              2/13/2002          Common Stock        Purchase               500
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase             1,900
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase               400
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase               300
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase               200
         Melvyn I. Weiss              2/14/2002          Common Stock        Purchase             2,400
         Melvyn I. Weiss              2/15/2002          Common Stock        Purchase               400
         Melvyn I. Weiss              2/15/2002          Common Stock        Purchase             2,000
         Melvyn I. Weiss              2/15/2002          Common Stock        Purchase             1,400
         Melvyn I. Weiss              2/15/2002          Common Stock        Purchase               500
         Melvyn I. Weiss              2/15/2002          Common Stock        Purchase               700
         Melvyn I. Weiss              2/15/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/15/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              2/15/2002          Common Stock        Purchase               500
         Melvyn I. Weiss              2/19/2002          Common Stock        Purchase             1,400
         Melvyn I. Weiss              2/21/2002          Common Stock        Purchase               500
         Melvyn I. Weiss              2/22/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/22/2002          Common Stock        Purchase               795
         Melvyn I. Weiss              2/22/2002          Common Stock        Purchase               500
         Melvyn I. Weiss              2/22/2002          Common Stock        Purchase               290
         Melvyn I. Weiss              2/22/2002          Common Stock        Purchase             2,000
         Melvyn I. Weiss              2/22/2002          Common Stock        Purchase               815
         Melvyn I. Weiss              2/22/2002          Common Stock        Purchase               130
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100


                                  Annex I - 7

                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               200
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               200
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/25/2002          Common Stock        Purchase               700
         Melvyn I. Weiss              2/26/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              2/26/2002          Common Stock        Purchase               500
         Melvyn I. Weiss              2/26/2002          Common Stock        Purchase             2,070
         Melvyn I. Weiss              2/27/2002          Common Stock        Purchase             5,000
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase             2,000
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase               900
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase             2,000
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase               500
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase             1,600
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase               900
         Melvyn I. Weiss              4/15/2002          Common Stock        Purchase             1,400
         Melvyn I. Weiss              4/16/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              4/16/2002          Common Stock        Purchase             2,000
         Melvyn I. Weiss              4/16/2002          Common Stock        Purchase             1,500
         Melvyn I. Weiss              4/16/2002          Common Stock        Purchase               100
         Melvyn I. Weiss              4/16/2002          Common Stock        Purchase               600
         Melvyn I. Weiss              4/16/2002          Common Stock        Purchase             6,400
         Melvyn I. Weiss              5/7/2002           Common Stock        Purchase             6,500
         Melvyn I. Weiss              5/7/2002           Common Stock        Purchase             7,700
         Melvyn I. Weiss              5/7/2002           Common Stock        Purchase             5,800
         Melvyn I. Weiss              7/19/2002          Common Stock        Purchase             4,000
         Melvyn I. Weiss              7/19/2002          Common Stock        Purchase            20,000
         Melvyn I. Weiss              7/22/2002          Common Stock        Purchase             1,000
         Melvyn I. Weiss              7/22/2002          Common Stock        Purchase               500
         Melvyn I. Weiss              7/23/2002          Common Stock        Purchase             7,100
         Melvyn I. Weiss              7/25/2002          Common Stock        Purchase             3,000
         Melvyn I. Weiss             11/15/2002          Common Stock        Purchase            10,000
         Melvyn I. Weiss             11/18/2002          Common Stock        Purchase            10,000


                                  Annex I - 8

                                                                                                  Amount
                                                                             Purchase/         Purchased or
              Stockholder               Date           Type of Security        Sale                Sold
         Melvyn I. Weiss             11/19/2002          Common Stock        Purchase            10,000
         Melvyn I. Weiss             11/25/2002          Common Stock        Purchase               500
         Melvyn I. Weiss             11/25/2002          Common Stock        Purchase             2,000
         Melvyn I. Weiss              2/8/2002           Common Stock        Purchase            25,000
         Melvyn I. Weiss              3/1/2002           Common Stock        Purchase            50,000
         The M and B Weiss            1/3/2002           Common Stock        Purchase            20,000
         Family Foundation
         Michael Stone                5/3/2001           Common Stock        Purchase               500
         Michael Stone                5/3/2001           Common Stock        Purchase               500
         Michael Stone                5/7/2001           Common Stock        Purchase             1,000
         Michael Stone                12/7/2001          Common Stock        Purchase             6,700
         Michael Stone               12/10/2001          Common Stock        Purchase             1,400
         Michael Stone                7/26/2002          Common Stock        Purchase               200
         Michael Stone               10/23/2002          Common Stock        Purchase             5,000
         Michael Stone               10/23/2002          Common Stock        Purchase             5,500
         Michael Stone                8/6/2003           Common Stock        Purchase            20,000
         Michael Stone                8/12/2003          Common Stock        Purchase            20,000


                                  Annex I - 9

                                                     [FORM OF BLUE CONSENT CARD]





                     BRUCE MEYERS, THE M AND B WEISS FAMILY
                          LIMITED PARTNERSHIP OF 1996,
                        MELVYN I. WEISS AND MICHAEL STONE
         WRITTEN CONSENT SOLICITATION OF THE STOCKHOLDERS OF EXEGENICS, INC.



         Unless otherwise indicated below, the undersigned, a stockholder of record of eXegenics Inc. (the "Company") on September 5, 2003 (the "Record Date"), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of common stock and Series A Convertible Preferred Stock of the Company (the "Shares") held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

1. The removal of all directors of Company.

[ ] CONSENTS            [ ] DOES NOT CONSENT

INSTRUCTION: TO CONSENT OR WITHHOLD CONSENT TO THE REMOVAL OF ALL DIRECTORS, CHECK THE APPROPRIATE BOX ABOVE.


             IF NO BOX IS MARKED ABOVE WITH RESPECT TO THIS PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL.

2. The election of the following persons as directors of the Company:

Robert A. Baron, Robert S. Benou, John J. Huntz, Jr., John A. Paganelli and David L. Spencer M.D.


[ ] CONSENTS            [ ] DOES NOT CONSENT

INSTRUCTION: TO CONSENT OR WITHHOLD CONSENT TO THE ELECTION OF ALL THE
             ABOVE-NAMED PERSONS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE "CONSENTS" BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE FOLLOWING SPACE.

         (CONTINUED AND TO BE DATED AND SIGNED ON REVERSE SIDE)

             IF NO BOX IS MARKED ABOVE WITH RESPECT TO THIS PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN-IN IN THE SPACE PROVIDED ABOVE.

IN THE ABSENCE OF DISSENT BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

                                            Please sign exactly as name appears
                                            on stock certificates or on label
                                            affixed hereto. When Shares are held
                                            by joint tenants, both should sign.
                                            In case of joint owners, EACH joint
                                            owner should sign. When signing as
                                            attorney, executor, administrator,
                                            trustee, guardian, corporate
                                            officer, etc., give full title as
                                            such.

                                            DATED: ___________________


                                            ------------------------------------
                                            Signature


                                            ------------------------------------
                                            Signature, if held jointly
                                            Title or Authority _________________


THIS SOLICITATION IS BEING MADE BY BRUCE MEYERS, THE M AND B WEISS FAMILY LIMITED PARTNERSHIP OF 1996, MELVYN I. WEISS AND MICHAEL STONE AND NOT ON BEHALF OF THE COMPANY.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED. PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.